Exhibit 99.1

PRESS RELEASE

Immatics Announces Full Year 2020 Financial Results
and Corporate Update

•	Phase 1a data update from clinical ACTengine® programs demonstrated first anti-tumor activity at early phases of dose escalation in heavily pre-treated solid cancer patients

•	Enrollment across clinical ACTengine® IMA200 trial series continues to scale up

•	Cash and cash equivalents as well as other financial assets of $285 million[1] (€232 million) as of December 31, 2020 provide cash reach into 2023

Tuebingen, Germany and Houston, TX, March 30, 2021 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today provided an update on its corporate progress and reported financial results for the quarter and full year ended December 31, 2020.

Harpreet Singh, Ph.D., CEO of Immatics commented, “The past year was exceptional for Immatics with the advancement of our pipeline programs, expansion of our leadership team and scientific advisory board and the completion of our listing on the Nasdaq. Building on this foundation, we have recently delivered encouraging data from three clinical TCR-T studies demonstrating first anti-tumor activity in heavily pre-treated solid cancer patients. This early data also constitutes a first clinical validation for our differentiated TCR therapeutics platform. We look forward to reporting further data from our Phase 1 ACTengine® TCR-T trials as well as the progress in our TCR Bispecifics programs (TCER®) in the latter part of this year.”

Fourth Quarter 2020 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•	ACTengine® IMA200 series - Immatics provided a clinical data update from three ongoing ACTengine® Phase 1 trials for its engineered Adoptive Cell Therapy approach (also known as TCR-T) in March. The combined data readout during early phases of dose escalation for the ACTengine® programs, IMA201, IMA202 and IMA203, indicated first anti-tumor activity with tumor shrinkage observed in 8 out of 10 patients including one unconfirmed partial response as of data cut-off. This was consistent with the observed robust engraftment, persistence and tumor infiltration of infused ACTengine® T cells. Overall, all product candidates demonstrated a manageable safety and tolerability profile. An additional Phase 1a read-out for IMA201 and IMA203 and initial Phase 1b data for IMA202 from the dose expansion cohort is planned for H2 2021. Submission of a clinical trial application (CTA) for the fourth IMA200 series program, IMA204, remains anticipated for H2 2021. The company presented the first preclinical data for the program in September 2020, which is directed at a novel target, COL6A3 exon 6 that is expressed in the tumor stroma of a variety of solid cancers.

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TCR Bispecifics Programs

•	IMA401 – Immatics presented preclinical proof-of-concept data from its lead TCER® program, IMA401, at the European Antibody Congress 2020 in November. IMA401 is an antibody-like, “off-the-shelf” biologic directed against a high-density peptide target derived from MAGEA4/8. Submission of a CTA for IMA401 remains on track by the end of 2021.

•	IMA402 – Immatics plans to announce preclinical proof-of-concept data for its second TCER® program, IMA402 in Q2 2021. GMP process development activities are targeted to begin at the same time to advance this program towards the Investigational New Drug (IND) stage and clinical development.

Corporate Developments

Scientific Advisory Board Update

•	Immatics has established a new Scientific Advisory Board (SAB) comprised of several leaders and scientific pioneers in immuno-oncology, adoptive cell therapies, clinical oncology and cancer biology. The members of the new SAB include Gwendolyn Binder, Dirk Busch, Christoph Huber, Patrick Hwu, Roland Kontermann, Crystal Mackall, Hidde Ploegh, Hans-Georg Rammensee, and Cassian Yee. Patrick Hwu and Crystal Mackall will co-chair the SAB. Additional information about the members can be found on the Immatics website.

Amendment to Resale Registration Statement

•	In connection with the filing of the Annual Report on Form 20-F, Immatics will file an amendment to its existing resale registration statement on Form F-1 to update certain information. This registration statement relates solely to the resale of shares by certain stockholders, and the filing of the amendment is not necessarily indicative of any sales by the holders of their shares. No shares will be issued or sold by Immatics pursuant to the registration statement.

Full Year 2020 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €232.0 million ($284.7 million1) as of December 31, 2020 compared to €119.4 million ($146.5 million1) as of December 31, 2019. The increase is mainly the result of the business combination with ARYA Sciences Acquisition Corporation completed in July 2020 (ARYA merger) and the concurrent PIPE Financing.

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Revenue: Total revenue, consisting of revenue from collaboration agreements, was €31.3 million ($38.4 million1) for the year ended December 31, 2020, compared to €18.4 million ($22.6 million1) for the year ended December 31, 2019.

Research and Development Expenses: R&D expenses were €67.1 million ($82.3 million1) for the year ended December 31, 2020, compared to €40.1 million ($49.2 million1) for the year ended December 31, 2019. The increase is mainly due to an increase in preclinical and clinical development expenses and an increase in share-based compensation (€14.5 million; $17.8 million1 for the year ended December 31, 2020 compared to €1.6 million; $1.9 million for the year ended December 31, 2019).

General and Administrative Expenses: G&A expenses were €34.2 million ($42.0 million1) for the year ended December 31, 2020, compared to €11.8 million ($14.5 million1) for the year ended December 31, 2019. The increase is mainly due to an increase in share-based compensation (€10.9 million; $13.4 million1 for the year ended December 31, 2020 compared to €0.5 million; $0.6 million for the year ended December 31, 2019) as well as one-time transaction costs of the NASDAQ listing in connection with the ARYA merger in July.

Net Loss: Net loss was €229.6 million ($281.7 million1) for the year ended December 31, 2020, compared to €32.5 million ($39.9 million1) for the year ended December 31, 2019, of which €152.8 million ($187.5 million1) resulted from a one-time, non-cash expense in connection with the ARYA merger. The main part of this €152.8 million ($187.5 million1) non-cash expense resulted from the share price increase between signing and closing of the ARYA merger.

Full financial statements can be found in the Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

1 All amounts translated using the exchange rate published by the European Central Bank in effect as of December 31, 2020 (1 EUR = 1.2271 USD).

Upcoming Investor Conferences

•	Kempen Life Science – April 28, 2021

•	Bank of America Healthcare Conference – May 11-13, 2021

•	Jefferies Virtual Healthcare Conference – June 1-3, 2021

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell

Immatics Press Release March 30, 2021	3 | 9

response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

For Media Inquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.
Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com
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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	December 31, 2020	December 31, 2019
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	207,530	103,353
Other financial assets	24,448	16,023
Accounts receivable	1,250	957
Other current assets	5,763	3,667
Total current assets	238,991	124,000
Non-current assets
Property, plant and equipment	7,868	4,720
Intangible assets	914	1,008
Right-of-use assets	6,149	3,287
Other non-current assets	724	1,262
Total non-current assets	15,655	10,277
Total assets	254,646	134,277
Liabilities and shareholders' deficit
Current liabilities
Provisions	51	50
Accounts payable	10,052	7,082
Deferred revenue	46,600	59,465
Lease liabilities	1,881	1,411
Other current liabilities	2,025	1,288
Total current liabilities	60,609	69,296
Non-current liabilities
Deferred revenue	85,475	101,909
Lease liabilities	4,306	1,823
Other non-current liabilities	-	2,084
Total non-current liabilities	89,781	105,816
Shareholders' equity (deficit)
Share capital	629	1,164
Share premium	573,339	190,945
Accumulated deficit	(462,253)	(233,194)
Other reserves	(7,459)	(770)
Total equity (deficit) attributable to shareholders of the parent	104,256	(41,855)
Non-controlling interest	-	1,020
Total shareholders' equity (deficit)	104,256	(40,835)
Total liabilities and shareholders' equity (deficit)	254,646	134,277
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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	31,253	18,449	3,770
Research and development expenses	(67,085)	(40,091)	(33,971)
General and administrative expenses	(34,186)	(11,756)	(7,666)
Other income	303	385	3,458
Operating result	(69,715)	(33,013)	(34,409)
Financial income	2,949	790	2,215
Financial expenses	(10,063)	(264)	(161)
Share listing expense	(152,787)	-	-
Financial result	(159,901)	526	2,054
Loss before taxes	(229,616)	(32,487)	(32,355)
Taxes on income	-	-	-
Net loss	(229,616)	(32,487)	(32,355)
Attributable to:
Equity holders of the parent	(229,059)	(31,571)	(31,444)
Non-controlling interest	(557)	(916)	(911)
Net loss	(229,616)	(32,487)	(32,355)
Net loss per share - basic and diluted	(4.77)	(0.95)	(0.95)
Weighted average shares outstanding - basic and diluted	48,001,228	33,093,838	33,093,838

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Year ended December 31,
	Notes	2020	2019	2018
		(Euros in thousands)
Net Loss		(229,616)	(32,487)	(32,355)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		-	-	-
Currency translation differences from foreign operations		(6,689)	(29)	313
Total comprehensive loss for the period		(236,305)	(32,516)	(32,042)

Attributable to:
Equity holders of the parent		(235,748)	(31,600)	(31,131)
Non-controlling interest	20	(557)	(916)	(911)
Total comprehensive loss for the period		(236,305)	(32,516)	(32,042)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2020	2019	2018
	(Euros in thousands)

Cash flows from operating activities
Loss before taxation	(229,616)	(32,487)	(32,355)
Adjustments for:
Interest income	(850)	(790)	(507)
Depreciation and amortization	4,424	3,858	2,176
Interest expense	289	170	16
Share listing expense	152,787	-	-
Equity settled share-based payment	22,908	152	118
MD Anderson compensation expense	45	700	1,360
(Decrease) Increase in other liabilities resulting from share appreciation rights	(2,036)	1,864	220
Payment related to share-based compensation awards previously classified as equity-settled	(4,322)	-	-
Net foreign exchange differences	(4,477)	3	-
Changes in working capital
Increase in accounts receivable	(294)	(563)	(175)
Increase in other assets	(1,600)	(1,497)	5,608
(Increase) decrease in accounts payable and other current liabilities	(23,387)	98,937	43,732
Interest received	808	790	507
Interest paid	(289)	(170)	(16)
Net cash provided by/(used in) operating activities	(85,610)	70,967	20,684
Cash flows from investing activities
Payments for property, plant and equipment	(7,420)	(2,143)	(429)
Cash paid for investments in Other financial assets	(82,930)	(20,473)	(13,101)
Cash received from maturity of investments classified in Other financial assets	74,505	17,551	-
Payments for intangible assets	(104)	(91)	(78)
Proceeds from disposal of property, plant and equipment	-	97	94
Net cash provided by/(used in) investing activities	(15,949)	(5,059)	(13,514)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	217,918	-	23,648
Transaction cost deducted from equity	(7,939)
Payments for leases	(2,096)	(1,862)	-
Net cash provided by/(used in) financing activities	207,883	(1,862)	23,648
Net increase in cash and cash equivalents	106,324	64,046	30,818
Cash and cash equivalents at beginning of period	103,353	39,367	8,415
Effects of exchange rate changes on cash and cash equivalents	(2,147)	(60)	134
Cash and cash equivalents at end of period	207,530	103,353	39,367

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity attributable to shareholders of the parent	Non-controlling interest	Total share-holders' equity (deficit)
Balance as of January 1, 2018		1,164	167,027	(170,179)	(1,054)	(3,042)	787	(2,255)
Other comprehensive loss		-	-	-	313	313	-	313
Net loss		-	-	(31,444)	-	(31,444)	(911)	(32,355)
Comprehensive loss for the year		-	-	(31,444)	313	(31,131)	(911)	(32,042)
Equity-settled tandem awards	18	-	118	-	-	118	-	118
Issuance of ordinary shares	19	-	23,648	-	-	23,648	-	23,648
MD Anderson compensation expense	20	-	-	-	-	-	1,360	1,360
Balance as of December 31, 2018		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)

Balance as of January 1, 2019		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss		-	-	-	(29)	(29)	-	(29)
Net loss		-	-	(31,571)	-	(31,571)	(916)	(32,487)
Comprehensive loss for the year		-	-	(31,571)	(29)	(31,600)	(916)	(32,516)
Equity-settled tandem awards	18	-	152	-	-	152	-	152
MD Anderson compensation expense	20	-	-	-	-	-	700	700
Balance as of December 31, 2019		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)

Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		-	-	-	(6,689)	(6,689)	-	(6,689)
Net loss		-	-	(229,059)	-	(229,059)	(557)	(229,616)
Comprehensive loss for the year		-	-	(229,059)	(6,689)	(235,748)	(557)	(236,305)
Reorganization	3,19	(833)	833	-	-	-	-	-
Issue of share capital
MD Anderson Share Exchange	3,19	7	501	-	-	508	(508)	-
PIPE Financing, net of transaction costs	3, 19	104	89,973	-	-	90,077	-	90,077
ARYA Merger, net of transaction costs	3,19, 17	180	272,508	-	-	272,688	-	272,688
SAR conversion	18	7	(7)	-	-	-	-	-
Total issuance of share capital		298	362,975	-	-	363,273	(508)	362,765
Equity-settled share-based compensation	18	-	22,908	-	-	22,908	-	22,908
Payment related to share-based compensation awards previously classified as equity-settled	18	-	(4,322)	-	-	(4,322)	-	(4,322)
MD Anderson compensation expense	20	-	-	-	-	-	45	45
Balance as of December 31, 2020		629	573,339	(462,253)	(7,459)	104,256	-	104,256

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